UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              November 7, 2019

  Via E-Mail

  Jay Yamamoto
  Sichenzia Ross Ference LLP
  1185 Avenue of the Americas
  New York, NY 10036

          Re:     Document Security Systems, Inc.
                  PRE 14A filed on November 4, 2019
                  File No. 1-32146

  Dear Mr. Yamamoto:

          The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

  Preliminary Proxy Statement filed on November 4, 2019

      1. Since this is a contested solicitation involving a director election contest, the correct
         EDGAR "tag" is PREC14A. Please revise in your next filing of the amended preliminary proxy statement.

      2. Please mark the proxy statement as preliminary. See Rule 14a-6(e)(1).

      3. Please fill in the blanks throughout the proxy statement. Information subject to change may be bracketed.

      4. Include a background section detailing the events and contacts with the dissidents leading up to this contest.
 Jay Yamamoto, Esq.
Sichenzia Ross Ference LLP
November 7, 2019
Page 2

Transactions with Related Persons

   5. We note the disclosure that days before the record date for this annual meeting, the
      Company sold 6,000,000 additional shares to the Chairman of the Board, Fei Hang Chan.
      To present this sale in context, disclose the percentage increase in Mr. Chan's holdings as a result of the November 1, 2019 purchase.

Proposal 1. Election of Directors

   6. For each of the nominees, provide dates for the positions listed that they have held over the last five years.

Form of Proxy

   7. Please file a form of proxy card (marked preliminary) with your revised preliminary proxy statement.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions